                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 4)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------
                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                               ------------------
                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                               ------------------

                                 WITH COPIES TO:

         H. JEFFREY SCHWARTZ, ESQ.                      ROBERT B. PINCUS, ESQ.
          MEGAN LUM MEHALKO, ESQ.              SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP                 ONE RODNEY SQUARE
     2300 BP TOWER, 200 PUBLIC SQUARE                 WILMINGTON, DELAWARE 19801
           CLEVELAND, OHIO 44114                            (302) 651-3000
              (216) 363-4500


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, August 22, 2002 and September 12, 2002 relating to the tender offer by NCS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1, No. 2 and No. 3 thereto remains unchanged.

ITEM 8.  ADDITIONAL INFORMATION.

      Item 8(b) is hereby supplemented by adding the following paragraph under "Litigation":

      On September 30, 2002, the Company filed a motion for a preliminary injunction in the United States District Court for the Northern District of Ohio, in the case of NCS Healthcare, Inc. v. Omnicare, Inc., Case No. 1:02CV1635, seeking to enjoin the Offer until such time as Omnicare amends the Offer to correct its misrepresentations and omissions. A copy of the motion and a memorandum in support of the motion are filed as Exhibits 99.2 and 99.3 hereto, respectively, and are incorporated herein by reference.

ITEM 9. EXHIBITS.

        Item 9 is hereby supplemented by adding the following additional exhibits:

EXHIBIT NO.
-----------
Exhibit 99.2. Plaintiff's Motion for Preliminary Injunction, dated September 30, 2002.*

Exhibit 99.3. Plaintiff's Combined Memorandum in Opposition to Defendant's Motion to Dismiss the First Amended Complaint and in Support of Plaintiff's Motion for Preliminary Injunction, dated September 30, 2002.*
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*  Filed herewith.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NCS HEALTHCARE, INC.


                                        By:/s/ Kevin B. Shaw
                                           -------------------------------------
                                           Kevin B. Shaw
                                           President and Chief Executive Officer


Dated:  September 30, 2002